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XKH 3/12

SECURIT 15047913 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 00094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.C. Ziegler + Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 2000
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. C. Ziegler and Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director/CFO

Title

Notary Public Donald J Liebetrau
My commission expires August 4, 2017

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
■ (c) Statement of Income (Loss).
■ (d) Statement of Changes in Financial Condition.
■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
■ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

(SEC File Number 8-00094)

Financial Statement

December 31, 2014

(with Independent Registered Public Accounting Firm Report Thereon)

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (a Wisconsin corporation and wholly owned subsidiary of The Ziegler Companies, Inc.) (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 26, 2015

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2014
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 1,222
Net receivable for unsettled trades	2,135
Receivables, net of reserve of $61	3,980
Securities owned, at fair value	46,553
Income taxes receivable	529
Furniture, equipment and leasehold improvements, net	4,952
Deferred tax assets	1,464
Other assets	2,001
Total assets	$ 62,836

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	$ 774
Payable to clearing broker	8,999
Securities sold, not yet purchased, at fair value	503
Accrued compensation	15,086
Accounts payable, accrued expenses and other liabilities	4,461
	29,823
Commitments	-
Stockholder's equity:	
Common stock	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	16,748
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	33,013
Total liabilities and stockholder's equity	$ 62,836

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014
(Dollars in thousands)

(1) Organization and Nature of Business

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Wisconsin corporation and is a wholly-owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company is engaged in specialty investment banking primarily for the senior living, healthcare, religion and education sectors. The Company also provides services associated with corporate finance, financial advisory, risk management advisory, investment advisory, merger and acquisition advisory, asset management, retail brokerage, fixed income institutional sales and trading, private placement, seed capital, and related financial services. These services are provided to institutions, businesses, and individuals throughout the United States.

(2) Significant Accounting Policies

Investment Banking

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing consulting, merger and acquisition, risk management, and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $335 at December 31, 2014 and are included in other assets.

Receivables

Receivables includes amounts due the Company from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions, and amounts due from affiliates and related parties. The Company reviews receivables and establishes an allowance for losses on balances which management has deemed collection is unlikely.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Cash Equivalents

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk. Cash and cash equivalents consists of cash of $1,199 and money market mutual funds of $23.

Use of Estimates

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The Company's financial instruments, primarily securities owned, are carried at fair value. To differentiate between the approach to fair value measurements, a three level hierarchy which prioritizes the inputs to valuation techniques is used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income debt securities.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

In valuing financial assets and liabilities, the Company uses techniques believed to be appropriate for each particular financial asset or liability to estimate fair value. These techniques require some degree of judgment and utilize assumptions that market participants would use in pricing the asset or liability. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following valuation techniques are considered for the financial assets and liabilities of the Company.

- Cash equivalents include cash held in banks and investments in money market mutual funds. The money market mutual funds are classified within Level 1 of the fair value hierarchy. Money market mutual funds are generally valued at a net asset value of a dollar.

- Municipal debt securities are classified as Level 2 in the fair value hierarchy. Fixed rate municipal debt securities are generally unrated, are not actively traded, are generally traded at infrequent intervals, and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal debt securities. Municipal variable rate demand notes are traded at par value, have a weekly or more frequent rate reset, are rated by a rating agency, but are not actively traded.

- Preferred equity securities traded by the Company are generally classified as Level 1 in the fair value hierarchy when included in securities owned. The fair value of the preferred equity securities is based on the closing price on the exchange on which the preferred equity securities are traded. The preferred equity securities traded by the Company are generally investment grade securities as determined by two rating agencies. In the event that a preferred equity security would be subject to very limited or no market trading, such preferred equity securities could be classified as Level 2 or Level 3 in the fair value hierarchy.

- Corporate debt securities primarily include unrated taxable debt securities underwritten by the Company for religious institutions and private schools. These debt securities are generally sold to retail investors. The Company prices the debt securities for sale at the par value based upon the required interest rate using observable market inputs. The Company also participates in limited secondary trading in these corporate debt securities and will price the debt securities at fair value using current prevailing market interest rates compared to the stated interest rate on the debt securities. Accordingly, corporate debt securities are classified as Level 2 in the fair value hierarchy.

- Other securities consist primarily of mutual funds, real estate investment trusts, and unit investment trusts which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

- U.S. Government securities consist of treasury securities, primarily treasury notes, which are actively traded in public markets and are valued daily. Such investments are classified as Level 1 in the fair value hierarchy.

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3
ASSETS			
Money market mutual funds	$ 23	$ -	$ -
Securities Owned			
Municipal Debt Securities			
Fixed Rate	$ -	$ 40,029	$ -
Variable Rate	-	-	-
Corporate Debt Securities	-	557	-
Preferred Equity Securities	1,249	-	-
Other Securities	4,718	-	-
Total securities owned measured at fair value on a recurring basis	$ 5,967	$ 40,586	$ -
LIABILITIES			
Securities sold, not yet purchased			
U.S. Government	$ 503	$ -	$ -

(4) Furniture, equipment and leasehold improvements, net

Furniture, equipment and leasehold improvements consists of the following:

Computers and equipment	$ 4,653
Leasehold improvements	7,250
Furniture	4,898
Furniture, equipment and leasehold improvements, at cost	16,801
Less accumulated depreciation and amortization	(11,849)
Furniture, equipment and leasehold improvements, net	$ 4,952

(5) Payable to Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in amounts payable for inventory purchases, transaction processing, and losses on securities transactions offset by inventory sales, commissions earned, fees earned, and profits on securities transactions. The amount payable to the clearing broker totals $8,999 at December 31, 2014. Securities held by the Company at the clearing broker with a market value of $45,563 are available to collateralize amounts payable to the clearing broker and include securities owned and held at the clearing broker of $43,428 and securities purchased but not yet contractually settled of $2,135. The interest rate on this financing arrangement is approximately 1.7% at December 31, 2014.

(6) Related Party Transactions

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.25% at December 31, 2014. The Company had no amounts outstanding under this financing arrangement at December 31, 2014.

As permitted by the SEC's Uniform Net Capital Rule (the "Rule") 15c3-1, in order to enable the Company to complete specific underwritings, the Company has the ability to borrow from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $20,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under this financing arrangement.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. The Company had no outstanding balances due from the Parent under this arrangement at December 31, 2014.

The Company provides administrative support and/or marketing services to the Parent and Ziegler Financing Corporation, a wholly-owned subsidiary of the Parent. Amounts due the Company for these services and other settlements were $801 at December 31, 2014 and are included in receivables on the Statement of Financial Condition.

The Company earns accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Amounts receivable from these partnerships for all fees were $76 at December 31, 2014 and are included in receivables on the Statement of Financial Condition.

(7) Line of Credit

The Company shares a bank line of credit with the Parent totaling $20,000 as of December 31, 2014. The Company does not guarantee nor is it liable for draws made by the Parent. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is 2.4% at December 31, 2014. The Company had no amounts outstanding under this line of credit agreement on December 31, 2014. The Parent had $5,650 outstanding under this line of credit agreement on December 31, 2014.

(8) Income Taxes

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2014 are as follows:

Deferred tax assets:	
Deferred compensation	$ 990
Tax credit carryovers	604
Deferred Revenue	40
Other assets	55
Total deferred tax assets	1,689
Deferred tax liabilities:	
Other liabilities	(225)
Total deferred tax liabilities	(225)
Net deferred tax assets	$ 1,464

The Company has deferred tax assets generated from federal alternative minimum tax credit carryovers of $604, which have no expiration date. The Company also has state net operating losses of $332, which generally expire beginning in 2033.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2014	$ 102
Increases for tax positions related to the current year	16
Reductions for the lapse of statute of limitations	(38)
Balance at December 31, 2014	$ 80

Tax years that remain subject to examination by major tax jurisdictions include 2010 through 2014. The Company anticipates realizing unrecognized tax benefits of $30 within 12 months of December 31, 2014.

(9) Net Capital Requirements

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net regulatory capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net regulatory capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014 the Company had net regulatory capital of $15,629 which was $15,379 in excess of its required minimum net regulatory capital. Such net regulatory capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(10) Commitments and Contingent Liabilities

In the normal course of business, the Company is the subject of customer complaints and claims, which are regularly reviewed, and is named as a defendant in various legal actions arising from the securities and other businesses. The Company is a defendant in other lawsuits incidental to its sales of securities and other financial services businesses. The Company has established accruals for losses determined to be probable as a result of those customer complaints, claims, and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these known actions will not result in a material adverse effect on the consolidated financial condition or results of operations of the Company. However, if during any period any adverse complaint, claim, or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The debt securities associated with any such commitments are reflected in both securities owned and the net receivable for unsettled trades in the Statement of Financial Condition. Transactions relating to commitments that were subsequently settled after the end of the year had no material effect on the financial statements as of December 31, 2014.

In the normal course of business, the Company serves as the remarketing agent on certain municipal variable-rate demand notes that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered notes into its own securities inventory. The Company finances the purchase of municipal variable-rate demand notes through its clearing broker.

(11) Subsequent Events

The Company evaluated its December 31, 2014 financial statements for subsequent events through February 26, 2015, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.